[redacted]

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

WGN Resources Ltd

SUPPL

Date: October 30, 2006

NEWS RELEASE

Horizon West oil discovery awarded to Grove in the Dutch North Sea

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- **P8a Production Licence awarded to Grove containing Horizon West oil field**
- **Horizon West oil field contains approximately 50 - 70 million barrels of STOIIP**
- **Three wells on structure - test rates up to 900 barrels a day**
- **Intended development via Chevron's P9 Horizon Platform 6km to east allowing for early development and cash flow**

Grove Energy Limited ("Company")(TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, has been formally awarded the Horizon West (P8a) Production Licence (the "Licence") in the Dutch North Sea. The Licence contains the Horizon West Oil Field ("Horizon West") discovered in 1982.

The Licence provides for development from Chevron's P9 Horizon Platform and for participation of the Dutch State via EBN which will result in the following participation: Grove 48%; EBN 32%; Chevron 16% and Dutch State Mining 4%. All parties will fund the development in accordance with their working interest. The 15 year Licence covers an area of 26.17 sq. km.

Horizon West was discovered by Mobil in 1982. Three vertical wells were drilled on structure and test rates were up to 900 barrels of oil per day of 38.4 API quality crude. It is believed that the field contains approximately 50 - 70 million barrels of Stock Tank Oil Initially in Place ("STOIIP") and historical data suggest recoverable reserves of between 8 - 12% of STOIIP. The Horizon West field lies within the Lower Cretaceous Vlieland Sandstone reservoir at a depth of around 1,800 meters sub sea in approximately 33 meters of water.

An independent reserve report is being prepared pursuant to Canadian National Instrument 51-101 requirements for Reserve Reporting. This report will be lodged in December 2006.

Development will be managed by Chevron from its P9 Horizon Platform 6km to the east and will involve drilling a horizontal extended reach well, thereby reducing capital expenditures and bringing forward development and first production. The horizontal well will expose a much larger section of the reservoir which should result in substantially higher flow rates than achieved on the vertical well tests.

Agreement with Chevron, of a joint development and operating plan, including processing and transport tariffs, is well advanced.

dlw 11/7

FILE No. 82-2418
Rule 12g3-2 (b)

Grove intends to arrange a loan facility to fund development and discussions have commenced with a number of financial institutions.

The Horizon West P8a Production Licence together with Exploration Blocks F14, F18 and L1b provides Grove with a material acreage position in the Dutch North Sea. After the recent sale of the majority of its UK North Sea interests, Grove has three core areas including development of the Abbadesse natural gas discovery onshore in Italy; the exploration programs on and offshore Tunisia and the Sicily Channel; and now the Dutch North Sea.

Dr. Wolfgang Zimmer, President of Grove, commented that "The grant of the Horizon West oil field is a significant milestone for Grove. This exceptional opportunity greatly enhances Grove's portfolio with a project near existing infrastructure and market. We believe that this oilfield can be a profitable development and will substantially increase Company and investor value. "

A location map of the Horizon West oil field may be found at www.groveenergy.com and additional information on the Dutch North Sea may be found at http://dinolks01.nitg.tno.nl/dinoLks/NLOGPortal.jsp

GROVE ENERGY LIMITED

Per "Glenn Whiddon"
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Wolfgang Zimmer, President
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

Peter Krens

Rory Murphy

FILE No. 82-2418
Rule 12g3-2 (b)

Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Strand Partners Limited
Tel: +44 (0) 207 409 3494

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713

FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited

Date: November 2, 2006

NEWS RELEASE

Romanian Operations Update

- **Dry hole at Boar well**
- **270 km of 2D seismic over Goshawk Region being interpreted**
- **220 km of 2D seismic being shot over Flounder Region**

Grove Energy Limited ("Grove" or the "Company")(TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, announces that Sterling Resources Limited (TSXV: SLG) ("Sterling") advised the Company that the Boar Well in the South Craiova Concession (Grove 40%) in Romania reached a final total depth of 2,673 MDBRT on October 31, 2006. No hydrocarbons were observed and the well will be plugged and abandoned.

Sterling recently completed shooting 270 km of 2D seismic across the central area of the block known as the Goshawk Region. The objective of the seismic program was to refine the interpretation of several large structural features in an area previously devoid of modern seismic. Processing and interpretation of the data should be completed by year end. A further 220 km of 2D seismic is being shot in the western part of the concession known as the Flounder Region. Results from these studies will dictate drilling plans for 2007.

GROVE ENERGY LIMITED

Per "Wolfgang Zimmer"
Dr. Wolfgang Zimmer, President

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

FILE No. 82-2418
Rule 12g3-2 (b)

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Tel: +1 604 669 2099
Fax: +1 604 943 3716

Rory Murphy
Strand Partners Limited
Tel: +44 (0) 207 409 3494

Peter Krens
Mirabaud Securities Limited
Tel: +44 (0) 207 878 3362

Paul Newman
Westwind Partners (UK) Limited
Tel: +44 (0) 207 290 9713